UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 Amendment No. 3

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Lancaster Colony Corporation
                          ----------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                    513847103
                                    ---------
                                 (CUSIP Number)

                          Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 20, 2007
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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                                                               Page 2 of 6 Pages

      This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 19, 2007, as amended by that certain Amendment No. 1 filed with the SEC on June 18, 2007 and that certain Amendment No. 2 filed with the SEC on June 25, 2007 (collectively, the "Statement") by and on behalf of Barington Companies Equity Partners, L.P. ("Barington") and others with respect to the common stock, no par value per share (the "Common Stock"), of Lancaster Colony Corporation, an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 37 West Broad Street, Columbus, Ohio 43215.

Item 4. Purpose of Transaction.

      Item 4 of the Statement is hereby amended and supplemented as follows:

      On July 20, 2007, Barington delivered a letter to the Company demanding, pursuant to Section 1701.37(C) of the Ohio Revised Code and the common law of the State of Ohio, copies of certain books, records of account and minutes of proceedings of the Company in order to enable Barington to ascertain the value of its interest in the Company and to secure information as to the details of the Company's business and the status of its affairs and to investigate whether there are any deficiencies or improprieties in the management and operations of the Company or with the oversight provided by the Board of Directors of the Company.


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                                                               Page 3 of 6 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 23, 2007

                                  BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                  By:  Barington Companies Investors, LLC, its
                                       general partner

                                  By: /s/ James A. Mitarotonda
                                      ------------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: Managing Member

                                  BARINGTON COMPANIES INVESTORS, LLC

                                  By: /s/ James A. Mitarotonda
                                      ------------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: Managing Member

                                  BARINGTON INVESTMENTS, L.P.
                                  By: Barington Companies Advisors, LLC, its
                                      general partner

                                  By: /s/ James A. Mitarotonda
                                      ------------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: Managing Member

                                  BARINGTON COMPANIES ADVISORS, LLC

                                  By: /s/ James A. Mitarotonda
                                      ------------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: Managing Member

                                  BENCHMARK OPPORTUNITAS FUND PLC
                                  By: Barington Offshore Advisors, LLC

                                  By: /s/ James A. Mitarotonda
                                      ------------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: Managing Member


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                                                               Page 4 of 6 Pages

                                  BARINGTON OFFSHORE ADVISORS, LLC

                                  By: /s/ James A. Mitarotonda
                                      ------------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: Managing Member

                                  BARINGTON COMPANIES OFFSHORE FUND, LTD.

                                  By: /s/ James A. Mitarotonda
                                      ------------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: President

                                  BARINGTON OFFSHORE ADVISORS II, LLC

                                  By: /s/ James A. Mitarotonda
                                      ------------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: Managing Member

                                  BARINGTON CAPITAL GROUP, L.P.
                                  By:  LNA Capital Corp., its general
                                       partner

                                  By: /s/ James A. Mitarotonda
                                      ------------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: President and CEO

                                  LNA CAPITAL CORP.

                                  By: /s/ James A. Mitarotonda
                                      ------------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: President and CEO

                                  /s/ James A. Mitarotonda
                                  ----------------------------------------------
                                  James A. Mitarotonda

                                  RJG CAPITAL PARTNERS, L.P.
                                  By: RJG Capital Management, LLC, its
                                      general partner

                                  By: /s/ Ronald J. Gross
                                      ------------------------------------------
                                  Name:  Ronald J. Gross
                                  Title: Managing Member

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                                                               Page 5 of 6 Pages

                                  RJG CAPITAL MANAGEMENT, LLC

                                  By: /s/ Ronald J. Gross
                                      ------------------------------------------
                                  Name:  Ronald J. Gross
                                  Title: Managing Member

                                  /s/ Ronald J. Gross
                                  ----------------------------------------------
                                  Ronald J. Gross

                                  D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.
                                  By: D.B. Zwirn Partners, LLC, its general
                                      partner
                                  By: Zwirn Holdings, LLC, its managing member

                                  By: /s/ Daniel B. Zwirn
                                      ------------------------------------------
                                  Name:  Daniel B. Zwirn
                                  Title: Managing Member

                                  D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, LTD.
                                  By: D.B. Zwirn & Co., L.P., its manager
                                  By: DBZ GP, LLC, its general partner
                                  By: Zwirn Holdings, LLC, its managing
                                      member

                                  By: /s/ Daniel B. Zwirn
                                      ------------------------------------------
                                  Name:  Daniel B. Zwirn
                                  Title: Managing Member

                                  HCM/Z SPECIAL OPPORTUNITIES LLC
                                  By: D.B. Zwirn & Co., L.P., its manager
                                  By: DBZ GP, LLC, its general partner
                                  By: Zwirn Holdings, LLC, its managing member

                                  By: /s/ Daniel B. Zwirn
                                      ------------------------------------------
                                  Name:  Daniel B. Zwirn
                                  Title: Managing Member


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                                                               Page 6 of 6 Pages

                                  D.B. ZWIRN & CO., L.P.
                                  By: DBZ GP, LLC, its general partner
                                  By: Zwirn Holdings, LLC, its managing member

                                  By: /s/ Daniel B. Zwirn
                                      ------------------------------------------
                                  Name:  Daniel B. Zwirn
                                  Title: Managing Member

                                  DBZ GP, LLC
                                  By: Zwirn Holdings, LLC, its managing member

                                  By: /s/ Daniel B. Zwirn
                                      ------------------------------------------
                                  Name:  Daniel B. Zwirn
                                  Title: Managing Member

                                  ZWIRN HOLDINGS, LLC

                                  By: /s/ Daniel B. Zwirn
                                      ------------------------------------------
                                  Name:  Daniel B. Zwirn
                                  Title: Managing Member

                                  /s/ Daniel B. Zwirn
                                  ----------------------------------------------
                                  Daniel B. Zwirn